Securities And Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

[X]     Annual Report Pursuant to Section 19(d) of The

Securities Exchange Act of 1934

For the fiscal year ended:     December 31, 1999

OR

[  ]     Transition Report Pursuant to Section 15(d) of The

Securities Exchange Act of 1934

For the transition period from            to

Commission file number 1-4105

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE BAUSCH & LOMB SAVINGS PLUS PLAN

B.  Name of issuer of the securities held pursuant to the plan

And the address of its principal executive office:

BAUSCH & LOMB, INC.

ONE BAUSCH & LOMB PLACE

ROCHESTER, NEW YORK 14604-2701

Required Information

1.  Financial Statements and Schedules (and Notes thereto) prepared in accordance with the filing requirements of ERISA (attached)

2.  Consent of Independent Accountants to Incorporation By Reference (attached)

Signature

The Bausch & Lomb Savings Plus Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Benefits Plan Investment Committee of Bausch & Lomb Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bausch & Lomb Savings Plus Plan

Name of Plan

Date: June 27, 2000

By \s\

Alan H. Resnick, Plan Administrator

The Bausch & Lomb

Savings Plus Plan

Financial Statements and

Supplemental Schedules

December 31, 1999 and 1998

The Bausch & Lomb Savings Plus Plan

Index to Financial Statements and Schedules Page 1

			Page
Financial Statements:
Report of Independent Accountants			2
Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998			3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999			4
Notes to Financial Statements			5 - 9
Supplemental Schedules:*
Schedule I	-	Schedule of Assets Held for Investment Purposes at End of Year
Schedule II	-	Schedule of Reportable Transactions

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of

The Bausch & Lomb

Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Bausch & Lomb Savings Plus Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 9, 2000

The Bausch & Lomb Savings Plus Plan

Statements of Net Assets Available for Benefits                                 Page 3

	December 31,
	1999	1998

Assets

Investments at fair value	$ 253,928,528	$ 259,735,470
Investments at contract value	60,327,707	62,596,172
Total investments	$ 314,256,235	$ 322,331,642

Cash	2,520,414	-
Receivables:
Accrued interest and dividends	343,667	2,441,794
Securities sold	-	150,036
Total receivables	343,667	2,591,830

Total assets	$ 317,120,316	$ 324,923,472

Liabilities

Due to Plan sponsor	$ -	$ 500,000
Total Liabilities	-	500,000

Net assets available for benefits	$ 317,120,316	$ 324,423,472

The accompanying notes are an integral part of these financial statements.

The Bausch & Lomb Savings Plus Plan

Statement of Changes in Net Assets Available for Benefits Page 4

For the Year Ended December 31, 1999

Additions

Additions to net assets attributed to:
Contributions -
Employee	$ 20,227,607
Employer	6,138,064
Total contributions	26,365,671

Investment income -
Interest/dividends	16,320,650
Net appreciation in fair value of investments	21,441,189
Total investment income	37,761,839
Total additions	64,127,510

Deductions

Deductions from net assets attributed to:
Benefits paid to participants	34,002,298
Total deductions	34,002,298

Net increase prior to transfer	30,125,212

Transfer to successor plan	37,428,368

Net decrease	(7,303,156)

Net assets available for benefits:
Beginning of year	324,423,472

End of year	$ 317,120,316

The accompanying notes are an integral part of these financial statements

The Bausch & Lomb Savings Plus Plan

Notes to Financial Statements

Years Ended December 31, 1999 and 1998 Page 6

1.    Description of Plan

The Plan is a defined contribution plan covering substantially all U.S. employees of Bausch & Lomb Incorporated (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (" ERISA").

General

The following description of The Bausch & Lomb Savings Plus Plan (the "Plan") provides only general information. Participants should refer to the Plan's Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

Significant 1999 Plan Amendments

In 1999, the Company began making a fixed contribution for participants employed by the former Chiron Vision, Inc. business, a portion of the Bausch & Lomb Surgical division. This one-time contribution rate was 2% of the participant's 1998 compensation, prorated for the number of quarters in which the participant was an employee. These contributions are invested in Bausch & Lomb Incorporated common stock and must remain in this fund option until the participant reaches age 55.

In June 1999, the Company sold its Eyewear division to Luxottica Group S.p.A. ("Luxottica"). In conjunction with this sale, the Plan assets related to the accounts of participants who became Luxottica employees were transferred to a Luxottica plan in August 1999. This transfer has been reflected on the statement of changes in net assets available for benefits as "transfer to successor plan."

Contributions

Employees may elect to participate in the Plan on their date of hire if they are scheduled to work at least 1,000 hours per Plan year. The allowable employee contribution ranges from 1% to 11% of pre-tax compensation. In addition, a participant may elect to contribute an additional 1% to 6% of compensation on an after-tax basis. In no event may the participant's rate of pre-tax savings contributions when added to the rate of after-tax savings contributions exceed 17% of eligible compensation. In addition, each participant may contribute rollover contributions received in a lump sum from another qualified defined contribution or defined benefit retirement plan.

Employer Matching Contributions

For employees who have completed one year of eligible service, the Company is required to contribute, from its profits, an amount equal to 100% of the first 2% of each participant's pre-tax savings contributions plus 50% of the next 2% of each participant's pre-tax savings contributions. Company contributions are invested in Bausch & Lomb Incorporated common stock and must remain in this fund option until the participant reaches age 55.

Participants' Accounts

Individual accounts are maintained for each Plan participant to reflect the participant's contributions and related matching contribution. Income and loss is allocated to the participants' accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Loans

Plan participants may borrow from that portion of their account balance attributable to their pre-tax savings contributions and Company contributions. Participants may borrow up to one-half of their vested total in the pre-tax savings contributions and Company contributions, not to exceed $50,000. Participants' loans are secured by their account balances. The interest rate on such loans is determined by the Employee Benefits Administration Committee based on prevailing market interest rates at the time the loan is approved. For loans taken during 1999 and 1998, the interest rate charged was one percent over the published prime interest rate on the 25th of each month prior to the application (8.50% and 7.75% at December 31, 1999 and 1998, respectively).

Vesting

All active Plan participants are 100% vested in their contributions, as well as in all employer-matching contributions.

Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment or life annuity. For payment of benefits due to other reasons, a participant may receive the value of the interest in his or her account as a lump-sum distribution. A participant may withdraw from his or her after-tax savings account prior to termination of employment subject to Plan provisions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant accounts will remain 100% vested.

Administrator

The Plan is administered by the Employee Benefits Administration Committee which is appointed by the Board of Directors of the Company.

2.     Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are recorded on the accrual basis of accounting. Benefits are recorded when paid.

The Company has elected to adopt Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" for the Plan year ended December 31, 1999. Accordingly, separate fund information is not presented in the financial statements. Certain prior year amounts have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan invests in mutual funds and common stocks which are presented at fair value based on quoted market prices. The Plan's investments also consist of a guaranteed investment contract in a pooled separate account at Metropolitan Life Insurance Company ("Met Life") which is stated at contract value. Contract value is equal to cost plus accrued interest which approximates fair value because the contract is fully benefit responsive. The average crediting rate for 1999 and 1998 was 6.36% and 6.68%, respectively. The crediting rate at December 31, 1999 and 1998 was 6.1% and 6.4%, respectively. The crediting rate is reset by Met Life annually on December 1 based on the contract terms.

The Plan holds a synthetic investment contract with a total contract value of $49,277,941 and $55,203,015 at December 31, 1999 and 1998, respectively. Synthetic investment contracts represent individual assets or a portfolio of assets placed in a trust with ownership by the Plan and a third party issues a wrapper contract that provides that holders can execute transactions at contract value. Individual assets of the synthetic contract are valued at representative quoted market prices. The wrapper is valued as the difference between the fair value of the assets and the contract value of the investment contract.

Net Appreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

3.     Investments

The following presents investments that represent 5% or more of the Plan's net assets.

	December 31,
	1999	1998

Bausch & Lomb Incorporated common stock*	$ 85,800,254	$ 86,082,080
Fidelity Equity Income Fund	50,259,970	63,544,672
Fidelity Spartan US Equity Index Fund	41,319,136	34,021,486
Fidelity Puritan Fund	27,170,862	32,632,813
Fidelity Contrafund Incorporated Fund	38,465,667	25,967,104
Berstein Investment Contract	24,503,136	23,064,457
Clover Capital Investment Contract	23,714,648	22,474,575

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during this year) appreciated in value by $21,441,189 as follows:

Bausch & Lomb Incorporated common stock	$ 12,404,716
Mutual funds	9,036,473
$ 21,441,189

*Denotes party-in-interest and investment which is partially non-participant directed.

4.      Non-participant Directed Investments

The Bausch & Lomb Incorporated Stock Fund is both a participant directed and non-participant directed investment option. Company contributions are invested in the Bausch & Lomb Stock Fund and must remain in this fund option until the participant reaches age 55. In addition, participants may direct contributions to the Bausch & Lomb Stock Fund and may redirect their contributions to another fund at any time. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits related to the Bausch & Lomb Stock Fund is as follows:

December 31, 1999

Net assets available for benefits at beginning of year	$ 86,587,935

Contributions:
Employee	600,444
Employer	6,138,064
Interest/dividends	1,412,371
Net appreciation in fair value of investments	12,404,716
Benefits paid to participants	(7,582,532)
Transfer to successor plan	(10,830,497)
Interfund transfers, net	(1,778,477)

Net assets available for benefits at end of year	$ 86,952,024

5.     Federal Income Tax

The Internal Revenue Service has determined and informed the Company by a letter dated February 21, 1995, that the Plan and related trust as amended and restated in 1994 are designed in accordance with applicable sections of Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

6.     Transactions with Related Parties

Certain employee contributions and all employer contributions are invested in the Company's common stock and, therefore, these transactions qualify as party-in-interest. All legal, accounting and trustee services are provided at the expense of the Company.

During 1998, the Company loaned the Plan $500,000 in order to meet benefit payment requests. This was an interest-free loan to the Plan. The Plan repaid this loan in full in January 1999.

7.     Other Matters

Effective January 1, 2000, the Plan has been amended as follows:
a) To increase the maximum employee pre-tax contribution rate to 15% of compensation;

b) To provide for an employer fixed contribution of 0.5% of compensation, in Bausch & Lomb Incorporated common stock, for all employees eligible to participate;

c) To increase the employer matching contribution to a maximum 4%, based on 100% of the first 3% and 50% of the next 2% contributed by the employee;

d) To provide seven more investment options; and

e) To allow for the merger of the Storz Savings Plan, a Bausch & Lomb Surgical division plan, into this Plan.

       None of the above amendments are reflected in these financial statements.
The Bausch & Lomb Savings Plus Plan
Schedule of Assets Held for Investment Purposes at End of Year			Schedule I
December 31, 1999

Description/Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock - Common
United States - USD
**Bausch & Lomb Inc. Com Cusip:071707103	1,253,702.34	38,788,863.12	85,800,253.89
Total United States - USD		38,788,863.12	85,800,253.89
Total Corporate Stock - Common		38,788,863.12	85,800,253.89

Loans to Participants/Other
United States - USD
Participant Loans for the Bausch & Lomb Saving Trust CUSIP: 999919418	9,977,041.35		9,977,041.35
(rates 7.25 -10.0%)
Total United States - USD			9,977,041.35
Total Loans to Participants/Other			9,977,041.35

Value of Interest in Common/Collective Trusts
United States - USD
COLTV Short-term Invt FD Cusip: 195998AC3	48.48		935,597.10
Total United States - USD			935,597.10
Total Value of Interest in Common/Collective Trusts			935,597.10

**Denotes party-in-interest

	Shares/Par Value	Current Value
Value of Interest in Registered Investment Companies

United States - USD

MFO Fidelity Contrafund Inc Open End FD Cusip: 316071109	640,880.83	38,465,667.42
MFO Fidelity Equity-Income FD Inc Open End FD Cusip: 316138106	939,790.02	50,259,970.27
MFO Fidelity Puritan FD Open End FD Cusip: 316345107	1,427,790.97	27,170,862.16
MFO Fidelity Spartan US Eqty Index FD Open End FD Cusip:315911206	793,225.87	41,319,135.57
Total United States - USD		157,215,635.42
Total Value of Interest in Registered Investment Companies		157,215,635.42

Value of Funds Held in Insurance Company Pooled Separate Account United States - USD

Met Life Insurance Company GAC #13388 6.10% Cusip: 999499VE3	11,049,766.50	11,049,766.50
Total United States - USD		11,049,766.50
Total Value of Funds Held in Insurance Company Pooled Separate Accounts		11,049,766.50

Synthetic Investment Contract*
Monumental Life Insurance Company
5.779% to 6.661%

Underlying Securities (Bernstein):
Non-Interest Bearing Cash - USD
USD-United States dollar	(0.33)	(0.33)
Total - all currencies		(0.33)
Total Non-Interest Bearing Cash - USD		(0.33)

Receivables - Other - USD
Pending trade sales: United States dollar	0.00	317,086.44
Total - all currencies		317,086.44
Total Receivables - Other - USD		317,086.44

U.S. Government Securities
United States - USD
##FHLB BD 5.16 03-08-2000 Do Not Use SEESEC #4322640 Cusip:3133M7YD2	2,095,000.00	2,091,071.88
FHLMC Gold Pool C32200 6.5 10-01-2029 Cusip: 31293XNR5	304,436.20	287,025.49
FHLMC TBA Gold Pool #9999999 6.5 01-01-2029 Cusip: 02R062619	395,000.00	372,657.81
FHLMC TBA Pool #9999999 6.5 09-01-2000 Cusip: 01R062611	620,000.00	589,775.00
FNMA Pool #251141 8.5 due 07-01-2027 Reg Cusip: 31371F5A6	400,000.12	410,372.12
FNMA REMIC 1999-41 CL PD 6.5 08-25-2013 Cusip: 31359WPC9	145,000.00	138,927.40
FNMA Ser 1999-19 CL TD 6.5 04-25-2013 Cusip: 31359VL76	185,000.00	177,426.10
FNMA TBA Pool #9999999 6 Due 01-01-2029 Reg Cusip: 01F060618	1,210,000.00	1,107,528.13
FNMA TBA Pool #9999999 6.5 Due 01-01-2006 Reg Cusip: 06F062217	325,000.00	318,296.88
FNMA TBA Pool #9999999 8.5 Due 01-01-2029 Reg Cusip: 01F082612	425,000.00	435,492.19
GNMA Pool #780118 9.5 due 08-15-2021 Reg Cusip: 3622ADX5	91,959.16	97,613.73
GNMA REMIC TR 1995-4 CL CQ 8 Pass Thru Due 6-20-25 Reg Cusip: 3837H0HW6	120,691.13	121,143.72
GNMA Pool #780049 Series 2021 9.5% D Cusip: 36225ABS8	35,240.88	37,412.42
GNMA Pool #780772 Series 2017 8.0% D Cusip: 36225A2D1	210,648.35	214,557.98
Tenn Val Auth BD Due 01-15-2007 Reg Cusip: 880591CQ3	272,742.60	248,749.43
U.S. Treas Inflation Index 3.625 NT Due 07-15-2002 Reg CV Cusip: 9128273AB	135,000.00	140,377.05
US Treas BDS 6.125 Due 08-15-2029 Reg Cusip: 912810FJ2	150,000.00	142,992.00

U.S. Government Securities
United States - USD
US Treas BDS 7.5 Due 11-15-2016 Reg Cusip: 912810DX3	1,100,000.00	1,176,824.00
US Treas NTS 5.875 Due 09-30-2002 Reg Cusip: 9128273J9	215,000.00	212,815.60
US Treas NTS 6.5 Due 05-31-2002 Reg Cusip: 9128272W1	585,000.00	587,831.40
US Treas Treas Inflation Index 3.625 NT Due 01-15-2008 Reg Cusip: 9128273T7	525,000.00	520,600.50
Total United States - USD		9,429,490.83
Total U.S. Government Securities		9,429,490.83

Corporate Debt Instruments - Preferred
United States - USD
AT&T Cap Corp Medium Term NTS-Book Entry 6.875 Due 01 Cusip: 00206HK60	195,000.00	194,962.95
ABN AMRO BK N V CHGO BRH 7.55 Due 06-28-2006 Reg Cusip: 00077QAD2	125,000.00	124,545.00
Albertsons Inc BD 7.45 Due 08-01-2029 BEO Cusip: 013104AF1	175,000.00	166,328.75
AON CAP A 8.205 Due 01-01-2027 Reg Cusip: 037388AE5	100,000.00	100,117.00
Archer Daniels Midland Co NT 6.625 Due 05-01-2029 BEO Cusip: 039483AR3	185,000.00	157,385.05
Assoc Corp N Amer PUT Cusip: 046003HV4	225,000.00	224,759.25
AST Securitization Corp Ser 1997-D4 7.49CMO Due 04-14-2027 Cusip: 045424DS4	235,000.00	234,243.30
AST Securitization Corp Ser 1997-MD7 CL A1A 7.32 COML MTG Cusip: 045424EG9	79,717.92	79,767.35
AT&T Corp NTS 6.5 Due 03-15-2029 BEO Cusip: 001957AW9	125,000.00	107,086.25
Atlc Richfield Co 9.00 Deb Due 4-1-2021 Reg Cusip: 048825AW3	35,000.00	40,188.05
B.Stearns Cos Inc 8.75 BD Due 3-15-04 Reg Cusip: 073902AF5	100,000.00	104,132.00
Baxter Intl Inc 6.625 BD Due 02-15-2028 Cusip: 071813AM1	165,000.00	140,005.80
BellSouth Cap FDG Corp 6.04 Deb Due 11-15-2026/01 PUTT Cusip: 079857AC2	100,000.00	98,726.00
Boeing Cap Corp Medium Term SR NTS Book Entry 5.56 Due 02- Cusip: 09700WCA9	120,000.00	118,701.60
Burl Res Inc Deb 7.375 Due 03-01-2029 BEO Cusip: 122014AL7	120,000.00	112,273.20
Case Equip Receivables Tr Ser 1998-B ABSNT CL A-3 5.809 Cusip: 147444AC7	285,000.00	283,694.70
Chase Coml Mtg Secs Corp 1996-1 CL A-1 Mtg.7.6 Pass Thru C Cusip:161505AA0	141,643.47	143,178.89
CIGNA Corp 7.65 Due 03-01-2023 Reg Cusip: 125509AH2	55,000.00	50,580.75
CMO Bear Stearns Coml Mtg Secs Inc 5.91 Due 02-14-2031 BEO Cusip: 07383FAP3	239,776.63	227,349.01
CMO Coml Mtg Ast TR CMAT 99-C2 A1 7.285 Due 12-17-2007 BEO Cusip: 201730AV0	232,834.50	231,544.60
CMO Morgan J P Coml Mtg Fin Corp Ser 1999-C7 CL A1 6.18 Cusip: 617059FA3	116,145.58	110,970.13

Corporate Debt Instruments - Preferred
United States - USD
CMO Prudential Secs Secd Fing Corp Coml Mtg Pass 1998-C1 C Cusip: 74436JDL8	83,897.36	82,547.45
Coca Cola Enterprises Inc 6.75 Due 09-15-2028 BEO Cusip:191219BE3	185,000.00	163,007.20
Copelco Cap Fdg Corp 11 Ser 1996-A CL-A 6.34 AST Backed Ct Cusip: 217245AG4	22,079.44	22,057.14
Cr Suisse 1st Bstn Mtg Secs Corp Ser 1997-C1 CL A1B 7.1 Cusip: 22540AAL2	185,000.00	181,337.00
Cr Suisse 1st Bstn Mtg Secs Corp Ser 97-C2 CL A1 6.4 PA Cusip: 22540AEQ7	104,049.59	102,360.87
Cr Suisse 1st Bstn Mtg Secs Corp 97-C2 CL A2 6.52 ABS CTF Cusip: 22540AER5	100,000.00	95,831.00
Dayton Hudson Corp. 5.895 BD Due 06-15-2037 BEO Put Cusip: 239753DF0	105,000.00	104,928.60
Dow Chem Co 7.375 Due 11-01-2029 BEO Cusip: 260543BJ1	90,000.00	86,050.80
First UN Corp NT DTD 11/05/1999 6.95 Due 11-01-2004 BEO Cusip: 337358DD4	120,000.00	117,735.60
Ford Mtr Co Del 8.9 Deb Due 01-15-2032 Cusip: 345370BVI	45,000.00	50,644.80
Ford Mtr Cr Del 7.125 Bd Due 11-15-2025 Cusip: 345370BN9	155,000.00	144,016.70
GE Cap Mtg Svc Inc Ser 1994-5 CL A4 Z6.5BD Due 02-25-2024 Cusip: 36157LG85	4,773.77	4,746.89
GE Cap Mtg Svcs Inc Remic Mc Pass thru CTF 1994-11 CL A1 Cusip: 36157LV88	5,525.13	5,494.02
Gen Mtrs Corp. 6.75 due 05-01-2028 Reg Cusip: 37044AZ8	250,000.00	220,525.00
Green Tree Finl Corp Ser 1996-A 5.55 Bd Due 02-15-2018 Cusip: 393533AA2	9,976.11	9,700.87
Green Tree Finl Corp 5.76 Due 11-01-2018 BEO Cusip: 393505S94	155,000.00	145,021.10
Green Tree Lease Fin Ser 1997-1 CL A3 6.17 ABS Ctf Due 0 Cusip: 393512AC2	82,024.94	81,937.17
Green Tree Recreational Equip & CNSMR TRSER 1998-A CL A1C Cusip: 393533BV5	55,985.31	55,008.93
Green Tree Recreational Equip & CNSMR TR97-C CL A1 6.49 AB Cusip: 393533BJ2	42,470.44	41,992.22
Harley Davidson Eaglemark Motorcycle TR Ser 98-1 CL A2 5.9 Cusip: 412906AL3	110,000.00	108,865.90
Honda Auto Lease TR Ser 1999-A CL A4 ASTBKD 6.45 Due 09-15 Cusip: 438116AD7	200,000.00	199,250.00
Intl Business Machs Corp 7.125 Deb Due 12-01-2096 Call Cusip: 459200AP6	55,000.00	50,263.95
Lowes Cos Inc 6.875 Deb Due 02-15-2028 Cusip: 548661AH0	115,000.00	101,243.70
Merck & Co Inc Tranche #TR 11.576 MTN Due 05-03-2037/99 Cusip: 58933NAL3	160,000.00	159,680.00
Morgan St Cap 1 Inc Ser 1998-XL1 CL A1 6.22 Mtg Pass Thru Cusip: 61745MGG2	151,268.47	145,975.59
Morgan St Cap 1 Inc Ser 97-XL1 CL-A1 6.59 Coml Mtg Pass Cusip: 61745MDB6	93,629.82	91,386.45
Morton Intl Inc Ind Cr Sensitive 9.25 Deb Due 6-1-20 Reg Cusip: 619331AA9	80,000.00	88,660.00
Newcourt Receivables Ast Tr Ser 1997-1 CL A4 6.193 ABS CT Cusip: 65118YAN7	93,189.16	92,604.86
Newcourt Receivables Ast Tr 6.24 CMO CTF Due 12-20-2004 Cusip: 65118YAG2	5,305.25	5,284.56
Norsk Hydo A S Deb Dtd 01/15/1999 7.15 Due 01-15-2029 BEO Cusip: 656531AJ9	85,000.00	76,945.40

Corporate Debt Instruments - Preferred
United States - USD
Norsk Hydro A S 6.8 Due 01-15-2028 Reg Cusip: 656531AG5	40,000.00	34,698.40
Philip Morris Cos Inc 7.25 NT Due 09-15-2001 BEO Cusip: 718154CD7	200,000.00	198,602.00
Phillips Pete Co Sr Nt Dtd 03/31/1999 7 Due 03-30-2029 BEO Cusip: 718507BK1	190,000.00	171,283.10
Structured Ast Secs Corp Ser 97-LL 1 CL A1 6.79 Coml Mtg P Cusip: 863572PN7	109,152.22	108,260.45
Transamerica Fin Corp Medium Term Sr NTS Book Entry 6.8 Cusip: 89350LJZ6	240,000.00	237,885.60
Tyco Intl Group S A GTD NT 6.875 Due 01-15-2029 BEO Cusip: 902118AK4	175,000.00	148,727.25
Xerox Corp Tranche # TR 40 Ser C 5.545 MTN Due 07-22-2027 Cusip: 98412JBR4	180,000.00	178,542.00
Total United States - USD		7,033,422.40
Total Corporate Debt Instruments - Preferred		7,033,422.40

Corporate Debt Instruments - Other
United States - USD
Amerada Hess Corp NT 7.875 Due 10-01-2029 BEO Cusip: 023551AF1	115,000.00	112,159.50
Amern Gen Fin Corp Medium Term Sr NTS-Book Entry 6.5 Cusip: 02635PPM9	235,000.00	231,369.25
Archstone CMNTYS TR MTN Tranche #TR 7 6.17 Due 10-13-2000 Cusip: 03958EAG0	230,000.00	229,227.20
Burl Northn Santa Fe Corp NT DTD 03/10/1999 6.75 DU Cusip: 12189TAN4	180,000.00	155,700.00
Cabot Corp Medium Term NTS Book Entry 7.28 Due 10-21-2020 Cusip: 12705QAU9	105,000.00	95,163.60
Case CR Corp Medium Term NTS Book Entry 5.93 Due 02-26-2000 Cusip: 146908AC2	25,000.00	24,570.75
Champion Intl Corp Deb 7.15 Due 12-15-2027 BEO Cusip: 158525AV7	45,000.00	39,791.25
Champion Intl Corp 7.20 Deb Due 11-01-2026 Cusip: 158525AT2	75,000.00	70,497.75
Citigroup Cap III TR PFD Secs 7.625 Due 12-01-2036 BEO Cusip: 17305HAA6	80,000.00	71,777.60
CMO DLJ Coml Mtg Corp Ser 1999-CG3 CL A-1A 7.12 Due 09-1 Cusip: 23322BFZ6	232,974.03	231,093.93
CMO FDIC REMIC Ser 1996-C1 CL 1A 6.75 Mtg Pass Thru CTF D Cusip: 301936AM2	120,247.33	118,335.40
COMDISCO Inc Medium Tern NTS-Book Entry Tranche #TR 00141 Cusip: 20033RFW4	70,000.00	69,671.00
Dayton Hudson Corp Tranche #TR 21 5.865MTN Due 08-15-2027 Cusip: 23975HAW5	160,000.00	159,158.40
DLJ Mtg Accep Corp Ser 94-MF11 CL A-1 Multifam Mtg PassT Cusip: 23321PLT3	83,638.99	85,963.32
Fed Rlty Invt TR 8.875 BD Due 01-15-2000 Cusip: 313747AC1	50,000.00	50,036.50
FNMA Disc NT 03-03-2000 Cusip: 313588TV7	1,435,000.00	1,420,058.06
FNMA Disc NT 03-27-2000 Cusip: 313588UV5	435,000.00	428,818.65
Ford Mtr Cr Co CPN 01-19-2000 Cusip: 34539TAK1	1,080,000.00	1,076,743.40

Corporate Debt Instruments - Other
United States - USD
Gen Elec Cap Corp CPN 01-19-2000 Cusip: 36959HAK3	1,080,000.00	1,076,743.40
Gen Mtrs Accept Corp CPN 01-19-2000 Cusip: 37042DAK9	540,000.00	538,371.70
Gen Mtrs Accept Corp Medium Term NTS Book Entry 5.91 Due 03- Cusip:37042WWN7	80,000.00	78,042.40
GMAC Coml Mtg Sec Inc 97-C1 CL A1 6.83 Mtg Pass Thru CTF Cusip: 361849BT8	58,380.40	58,092.00
GS Mtg Secs Corp II CL 98-GL 11 CL A-1 6.312 Pass Thru CTF Cusip: 36228CAZ6	140,985.00	136,527.05
HRPT PPTYS TR SR NT 6.875 Due 08-26-2002 BEO Cusip: 40426WAF8	115,000.00	110,878.40
Ingersoll Rand Co Ser B 6.015 MTN Due 02-15-2028 BEO ANN Cusip: 45686XCF8	100,000.00	99,120.00
Ingersoll Rand Co Ser B 6.13 MTN Due 11-18-2027 BEO ANN Cusip: 45686XCC5	105,000.00	103,245.45
Keycorp Cap III Cap Secs 7.75 Due 07-15-2029 BEO Cusip: 49326QAA4	60,000.00	55,800.00
LB Coml Conduit Mtg TR CL A 1 6.33 CMO Pass Thru CTF Due 1 Cusip: 501773AZ8	93,485.20	91,282.69
Motorola Inc 6.5 Due 11-15-2028 BEO Cusip: 620076AP4	260,000.00	224,034.20
Nationwide HLTH PPTYS Inc Medium Term NTS Book Entry 6.9 Cusip: 63861QAK4	115,000.00	114,745.85
Noble Affiliates Inc. 7.25 Due 08-02-2097 Reg Cusip: 654894AG9	50,000.00	40,141.50
Nordstrom CR Inc Tranche # TR 20 7.25 MTN Due 04-30-2002 Cusip: 65590HAV3	225,000.00	226,183.50
Norfolk Southn Corp 7.8 Due 05-15-2027 Reg Cusip: 655844AJ7	170,000.00	166,297.40
P.Webber Group Inc Tranche #SB 66 Ser D6.34 SUB MTN due 0 Cusip: 69563CCT2	110,000.00	109,964.80
Prudential Home Mtg Secs Co Ser 1994-15 CL A-2 6% Mtg Pass Cusip: 74434UAY0	9,122.39	9,056.80
Pub Service Col 6.24 BD Due 11-27-2000 Cusip: 74444WAA6	165,000.00	164,571.00
Reynolds Metals Co-Medium Term NTS 7 Due 05-15-2009 BEO Cusip: 76176LFF3	175,000.00	165,473.00
Sear Roebuck Accep Corp Ser 1 Tranche #TR 62 6.12 MTN Due Cusip: 81240QCP5	85,000.00	82,816.35
TRW Inc 6.65 Due 01-15-2028 Reg Cusip: 872649AQ1	180,000.00	147,641.40
Total United States - USD		8,469,164.45
Total Corporate Debt Instruments - Other		8,469,164.45

Value of Interest in Common/Collective Trusts
United States - USD

COLTV Short Term Invt FD Cusip: 195998AC3	1,051,763.51	1,051,763.51
Total United States - USD		1,051,763.51
Total Value of Interest in Common/Collective Trusts		1,051,783.51

Other
United States - USD
Bausch & Lomb - S.C. Bernstein Wrapper - DV Cusip: 999923972	1.00	705,664.28
ISR ST BD 7.25 Due 12-15-2028 BEO Cusip: 465138ZR9	135,000.00	113,860.35
QUE PROV CDA 7.125 BD Due 02-09-2024 Cusip: 748148PD9	225,000.00	208,953.00
Total United States - USD		1,028,477.63
Total Other		1,028,477.63

Other Liabilities
Pending trade purchases: United States dollar		(3,069,133.91)
Total - all currencies		(3,069,133.91)
Total Other Liabilities		(3,069,133.91)
Subtotal		24,260,271.02
Underlying Securities (Clover Capital):
U.S. Government Securities
United States - USD
FHLMC Multiclass Ser 1385 CL HB 6.5 MTG Partn CTF Due 11-1 Cusip: 312912KF4	452,546.50	450,849.45
FHLMC Multiclass Ser 1698 CL G 6.0 Mtg Partn CTF Due 05-1 Cusip: 3133T4QP4	500,000.00	491,405.00
FHLMC Multiclass Ser 1896 CL G 6.0 Mtg Partn CTF Due 06-1 Cusip: 3133T8Q9	1,030,298.55	1,004,541.09
FNMA DTD 03/19/1997 6.92 03-19-2007 Cusip: 31364CZM3	500,000.00	495,235.00
FNMA MTN 6.31 11-01-2004 Cusip: 31364C5A2	750,000.00	732,652.50
FNMA REMIC TR SER 1993-137 CL E 6.75 GTDMTG Pass Thru CTF Cusip: 31359BV20	1,000,000.00	970,620.00
FNMA REMIC TR SER 1993-191 CL PH 6.00 GTD MTG Pass Thru Cusip: 31359EUC3	500,000.00	483,590.00
FNMA REMIC TR SER 93-93 CL E 6.25000 GTDMTG Pass Thru CTF Cusip: 31359AEF2	500,000.00	495,935.00
U.S. Treas 6.5 NT Due 10-15-2006 CV Over1 Bil See 3984740 Cusip: 91287Z62	1,500,000.00	1,496,010.00
U.S. Treasury Stripped SECS INT PMT Generic TINT PMT D Cusip: 912833KG4	1,400,000.00	467,684.00
U.S. Treas BD Stripped PRIN PMT 05-15-2020 Reg Cusip: 912803AT0	2,150,000.00	544,337.00
U.S. Treas BDS 7.25 Due 08-15-2022 Reg Cusip: 912810EM6	1,000,000.00	1,054,220.00
U.S. Treas BDS 7.5 Due 11-15-2016 Reg Cusip: 912810DX3	1,800,000.00	1,925,712.00
U.S. Treas NTS 6.125 Due 08-15-2007 Reg Cusip: 9128273E0	810,000.00	789,750.00
Total United States - USD		11,402,541.04
Total U.S. Government Securities		11,402,541.04

Corporate Debt Instruments - Preferred
United States - USD
Abbott Labs 5.60 NTS Due 10-1-03 Reg Cusip: 002824AF7	1,000,000.00	950,770.00
Amoco CDA Pete Co 7.25 Due 12-01-2002 Reg Cusip: 031678AE5	1,125,000.00	1,131,907.50
Anheuser Busch Cos Inc 6.75 NT Due 08-01-2003 BEO Cusip: 035229BJ1	1,100,000.00	1,092,916.00
Cent Ill Pub Svc Co 1st Mtg Medium Term NTS Book Entry 6.7 Cusip: 15366QAL2	1,000,000.00	999,120.00
Northn Ill Gas Co 6.75 Due 06-01-2002/06-01-2 Cusip: 665228BN1	1,150,000.00	1,136,453.00
Northn Sts Pwr Co Minn 5.875 Due 03-01-2003 Reg Cusip: 665772BP3	500,000.00	482,910.00
Nthn Sts Pwr Co Wis 5.75 1st Mtg Due 10-01-03 Reg Cusip: 665789AM5	500,000.00	477,070.00
Procter & Gamble Co 8 Due 11-15-2003 Reg Cusip: 742718BA6	750,000.00	777,375.00

Corporate Debt Instruments - Preferred
United States - USD
SYSCO Corp 6.5 NT Due 06-15-2005 Reg Cusip: 871829AB3	1,000,000.00	960,590.00
Zeneca Wilmington 6.30 GTD NT Due 6-15-2003 Reg Cusip: 98934KAA8	1,000,000.00	975,310.00
Total United States - USD		8,984,421.50
Total Corporate Debt Instruments - Preferred		8,984,421.50

Corporate Debt Instruments - Other
United States - USD
Canandaigua Wine Inc 8.75 Due 12-15-2003/12-15-1 Cusip: 137219AB7	250,000.00	244,375.00
Colgate-Palmolive Co Medium Term NTS Book Entry 5.27 DU Cusip:19416QCK4	650,000.00	614,529.50
Columbia Gas Sys Inc 6.61 Deb Due 11-28-2002 Cusip: 197648BZ0	750,000.00	731,265.00
Total United States - USD		1,590,169.50
Total Corporate Debt Instruments - Other		1,590,169.50

Value of Interest in Common/Collective Trusts
United States - USD
Coltv Govt Stif Reg Cusip: 195998BD0	621,610.11	621,610.11
Total United States - USD		621,610.11
Total Value of Interest in Common/Collective Trusts		621,610.11

Other
United States - USD
&&&Clover Bausch & Lomb Cusip: 000095851	1.00	852,165.00
Total United States - USD		852,165.00
Total Other		852,165.00
Subtotal		23,450,907.15
Underlying Securities (MAS):

Non-Interest Bearing Cash - USD
USD - United States dollar	(46.12)	(46.12)
Total - all currencies		(46.12)
Total Non-Interest Bearing Cash - USD		(46.12)

Value of Interest in Registered Investment Companies
United States - USD
MFO MAS Pooled TR FD FXD Inc Portfolio II Open End FD Cusip: 552913741	43,931.09	456,444.03
Total United States - USD		456,444.03
Total Value of Interest in Registered Investment Com		456,444.03

Other
United States - USD
&&&MAS Bausch & Lomb Cusip: 000095869	1.00	598,178.00
Total United States - USD		598,178.00
Total Other		598,178.00
Subtotal		1,054,575.91

Total value $48,765,754.08, wrapper $512,186.92		49,277,941.00
Total Investments		314,256,235.26

*Represents synthetic investment contract whereby assets are placed in a trust (with ownership by the Plan) and a third party issues a wrapper contract that provides that holders can, and must, execute transactions at contract value.

The Bausch & Lomb Savings Plus Plan

Schedule of Reportable Transactions*

For the Plan Year Ended December 31, 1999 Schedule II

Identity of Party Involved	Description Of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of asset on Transaction Date	Net Gain/ Loss

Series of Transactions
Bausch & Lomb Incorporated **	Common Stock	$ 7,095,378	N/A	N/A	N/A	$ 7,095,378	$ 7,095,378	$ -
		N/A	$ 18,385,315	N/A	N/A	$ 8,023,233	$ 18,385,315	10,362,082

**Denotes a party-in-interest

*Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1999 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8
(Nos. 2-56066, 2-85158, 33-15439, 33-35667, 333-03611 and 333-18057) of Bausch & Lomb Incorporated of our report dated June 9, 2000 appearing on page 2 of this Annual Report of The Bausch & Lomb Savings Plus Plan on Form 11-K for the fiscal year ended December 31, 1999.

PricewaterhouseCoopers LLP

Rochester, New York

June 27, 2000